SMLOUVA Č. 1704/1 O NÁJMU NEBYTOVÝCH PROSTOR

1. **Svaz českých a moravských spotřebních družstev**
   se sídlem Praha 3, U Rajské zahrady 3/1912,
   IČ: 00032743
   zapsaný v registru zájmových sdružení právnických osob, vedeném Magistrátem hlavního města Prahy pod č. registru 9/92
   zastoupený předsedou Ing. Zdeňkem Juračkou
   a místopředsedou Ing. Václavem Pošíkem
   jako pronajímatel na straně jedné (dále jen „pronajímatel")

a

2. **UtiliPoint, s.r.o.**
   se sídlem Brno, Františkánská 502/6, PSČ 602 00
   IČ: 283 05 728
   DIČ: CZ28305728
   zapsaný v obchodním rejstříku, vedeného Krajským soudem v Brně oddíl C, vložka 60039
   zastoupený jednatelem Gary Michael Vasey
   jako nájemce na straně druhé (dále jen „nájemce")

dle zákona č. 116/1990 Sb. o nájmu a podnájmu nebytových prostor v platném znění,
uzavírají níže psaného dne, měsíce a roku

t u t o s m l o u v u :

I.
Předmět smlouvy

1. Pronajímatel prohlašuje, že je vlastníkem nemovitosti, a to:
   - budovy čp.502 v Brně, ul. Františkánská 6 se stavební parcelou č. 224

   zapsáno na LV č. 263 pro obec Brno-město u Katastrálního úřadu v Brno.

2. Pronajímatel dále prohlašuje, že na shora uvedené nemovitosti neváznou zástavní práva, věcná břemena či jiná obdobná omezení či práva třetích osob, která by bránila uzavření této smlouvy, jakož i výkonu práv nájemcem z této smlouvy vyplývajících.

3. Pronajímatel přenechává touto smlouvou nájemci do nájmu nebytové prostory o celkové výměře 19,80 m2 , nacházející se v nemovitosti, uvedené v odst. 1. tohoto článku, a to konkrétně v 3. n.p., budovy uvedené nemovitosti (dále jen „předmět nájmu").

4. Nájemce prohlašuje, že je ke dni uzavření této smlouvy seznámen se stavem předmětu nájmu a v tomto stavu jej za níže uvedených podmínek přejímá do nájmu.

II.
Účel nájmu

1. Pronajimatel pronajímá nájemci předmět nájmu výhradně k provozování:
   - administrativní činnosti

2. Pronajimatel prohlašuje, že účel nájmu, uvedený v odst. 1. tohoto článku, odpovídá stavebnímu určení předmětu nájmu.
   Nájemce prohlašuje, že předmět jeho činnosti není v rozporu s touto nájemní smlouvou, resp. s účelem nájmu a že předmětem podnikání v provozovně nájemce, umístěné v předmětu nájmu, bude :
   - výroby, obchod a služby neuvedené v přílohách 1 až 3 živnostenského zákona

III.
Výše nájemného a platební podmínky

1. Výše nájemného a paušální cena služeb poskytovaných pronajimatelem a souvisejících s předmětem nájmu činí měsíčně včetně DPH 3.742,- Kč (slovy:třitisícesedmsetčtyřicetdvakorunčeských). Detailní rozpis ceny nájmu a paušální ceny služeb jsou uvedeny v příloze č. 1, která je nedílnou součástí této smlouvy.

2. Nájemce souhlasí s tím, že pronajimatel je oprávněn každoročně nájemné jednostranně zvýšit, a to o míru inflace (procentně vyjádřenou) vyhlášenou Českým statistickým úřadem (tj. koeficient vyjadřující míru růstu spotřebitelských cen), přičemž navýšení bude počítáno z poslední výše nájemného a pronajimatel je oprávněn navýšení uplatňovat až za 2 kalendární měsíce zpětně od měsíce, v němž byla inflace Českým statistickým úřadem vyhlášena.

3. Cena služeb čerpaných nájemcem bude upravována v závislosti na cenách služeb poskytovaných od jejich dodavatelů, a to do 30 dnů po oznámení případné změny cen pronajimateli. Tuto změnu oznámí pronajimatel nájemci neprodleně, a to písemnou formou.

4. Nájemné bude hrazeno vždy měsíčně, na základě faktury s tím, že faktura bude pronajimatelem vystavována ke každému prvnímu dni předcházejícího měsíce předmětného období, na než bude nájemné hrazeno. Nájemce se zavazuje, že nájem předem uhradí nejpozději do 20. dne předcházejícího měsíce, na než bude nájemné hrazeno, a to bankovním převodem na účet pronajimatele č. 639-111/0100 vedený u KB Praha. Datum uskutečnění zdanitelného plnění je shodné s datem vystavení faktury.

5. Jestliže nájemce nezaplatí nájemné a služby ve výše sjednaných termínech a bude tak v prodlení s úhradou delším než 15 dnů, je pronajimatel oprávněn vypovědět tuto smlouvu ve výpovědní lhůtě jednoho měsíce, počínající dnem doručení písemné výpovědi nájemci.

6. Pro případ prodlení s úhradou nájmu nebo poplatků za služby sjednávají smluvní strany smluvní pokutu ve výši 0,1 % z dlužné částky za každý den prodlení. Smluvní pokutu uhradí nájemce na účet pronajimatele na základě penalizační faktury vystavené ~~jimatelem se splatností 30 dnů ode dne vystavení faktury.~~

IV.
Doba nájmu a předání a převzetí předmětu nájmu

1. Touto nájemní smlouvou se sjednává nájem na dobu neurčitou, počínaje ode dne 01.01.2009.

2. Pronajimatel se zavazuje předat nájemci předmět nájmu ve stavu způsobilém ke smluvenému užívání, a to nejpozději dne 01.01.2009.

3. Nájemce se zavazuje předmět nájmu řádně převzít.

4. O předání a převzetí předmětu nájmu bude vyhotoven nejméně ve dvou stejnopisech „Protokol o předání a převzetí předmětu nájmu" podepsaný pronajimatelem i nájemcem a každá ze smluvních stran obdrží po jednom vyhotovení tohoto protokolu.

V.
Práva a povinnosti smluvních stran

1. Nájemce je oprávněn užívat předmět nájmu v souladu s jeho stavebním určením k účelu sjednanému v této smlouvě. Pro případ stavebních úprav předmětu nájmu sjednávají smluvní strany zvláštní podmínky v čl. VI. této smlouvy (Zvláštní ujednání).

2. Změny v předmětu nájmu, včetně změn vnitřního vybavení, které patří pronajimateli, je nájemce oprávněn provádět pouze po předchozím písemném souhlasu pronajimatele. Předchozího souhlasu pronajimatele je třeba rovněž pro umístění jakékoliv reklamy či informačního zařízení nájemcem.

3. Nájemce může přenechat předmět nájmu nebo jeho část do podnájmu jiné osobě jen na základě předchozího písemného souhlasu pronajimatele. Přílohou žádosti o udělení souhlasu pronajimatele je návrh podnájemní smlouvy.

4. Nájemce je povinen se zdržet jakýchkoliv jednání, která by rušila, omezovala nebo ohrožovala vlastnická práva pronajimatele a užívací práva případných ostatních nájemců v objektu. Nájemce je povinen dodržovat provozní řád budovy, který je přílohou č. 2 a nedílnou součástí této smlouvy, dbát bezpečnostních a protipožárních opatření tak, aby vlastníku objektu nevznikla škoda. Nedodržení tohoto ustanovení je pokládáno za podstatné porušení této smlouvy a je důvodem k vypovězení smlouvy ze strany pronajimatele s výpovědní lhůtou jednoho měsíce, počínající běžet dnem doručení písemné výpovědi nájemci.

5. Nájemce je povinen starat se o předmět nájmu s péčí řádného hospodáře a zavazuje se bez zbytečného odkladu písemně, telefonicky či faxem oznámit pronajimateli potřebu oprav na předmětu nájmu.

6. Nájemce se zavazuje zajistit na vlastní náklady uzamykatelnost předmětu nájmu. Nájemce v případě ztráty klíčů k předmětu nájmu, je povinen zajistit vstup do předmětu nájmu na vlastní náklady. Při každé změně klíčů, resp. výměně vložky zámku k předmětu

nájmu, zavazuje se nájemce předat pronajímateli bez zbytečného odkladu jednu sadu klíčů od předmětu nájmu. Tuto sadu klíčů pronajímatel převezme, vloží do schránky či obálky a v přítomnosti nájemce zapečetí. Takto uložené klíče budou použity pronajímatelem výhradně v případě mimořádné události (havárie rozvodného zařízení, požár, atp.), přičemž o této skutečnosti je pronajímatel povinen nájemce neprodleně vyrozumět a za jeho přítomnosti provede nové zapečetění klíčů.

7. Nájemce bere na vědomí a souhlasí s tím, že pronajímatel je po předchozím oznámení nájemci, nejméně však 24 hodin předem, oprávněn za účasti nájemce či jeho pověřeného zástupce ke vstupu do předmětu nájmu, s výjimkou havarijních situací, kdy ohlášení předem není potřeba z důvodu zabránění vzniku rozsáhlejších škod na předmětu nájmu jako majetku pronajímatele.

8. Pronajímatel se zavazuje zajistit nájemci, za ceny sjednané v příloze č. 1 této smlouvy, služby související s nájmem (el. energie, vodné a stočné, teplo a TÚV, úklid společných prostor). Nájemce si zajišťuje úklid předmětu nájmu a odvoz odpadu na vlastní náklady.

9. Pronajímatel se zavazuje udržovat na vlastní náklady předmět nájmu ve stavu způsobilém ke sjednanému (obvyklému) užívání, vyjma drobných oprav a běžné údržby, kterou zajišťuje nájemce sám a na vlastní náklady. Co je považováno za drobné opravy a běžnou údržbu je sjednáno v příloze č. 3, která je nedílnou součástí této smlouvy.

10. V případě, že předmět nájmu nebude možno užívat v plné míře, zavazuje se pronajímatel poskytnout nájemci poměrnou slevu z nájemného.

11. Nájemce se zavazuje neprodleně oznámit pronajímateli svůj vstup do likvidace nebo podání návrhu na prohlášení konkurzu na jeho majetek, stejně tak jako skutečnost, že pozbude či pozbyl oprávnění k podnikání v předmětu činnosti, pro jejíž provoz byl nájem dle této smlouvy sjednán.

12. Obě strany se zavazují vzájemně si neprodleně oznámit změnu svých identifikačních a jiných údajů, potřebných k naplnění této smlouvy, zejména obchodní firmy, sídla, IČ, DIČ, bankovního spojení, kontaktních údajů atd.

VI.
Zvláštní ujednání

1. Pokud bude nájemce požadovat jakékoliv stavebně technické úpravy na předmětu nájmu, je povinen předem doložit pronajímateli žádost o souhlas s provedením navrhovaných úprav spolu s případnou dokumentací a eventuelní úpravy provést výhradně na základě předchozího písemného souhlasu pronajímatele. Nedodržení tohoto ustanovení je pokládáno za podstatné porušení této smlouvy a je důvodem k vypovězení smlouvy ze strany pronajímatele s výpovědní lhůtou jednoho měsíce, počínající běžet dnem doručení písemné výpovědi nájemci.

2. Nájemce se zavazuje k zajištění souhlasu příslušného stavebního úřadu, event. jiných institucí, pokud si to charakter nájemcem požadovaných úprav vyžádá. Pro tento účel se pronajímatel zavazuje poskytnout nájemci součinnost.

3. Nájemce timto bere na vědomí a výslovně souhlasí s tím, že veškeré jím požadované a pronajimatelem akceptované stavební úpravy předmětu nájmu dle této smlouvy, bude nájemce provádět výlučně na vlastní náklady.

4. Nájemce timto bere na vědomí a výslovně souhlasí s tím, že veškeré jím požadované a na základě souhlasu pronajimatele provedené úpravy předmětu nájmu, které nájemce provedl na vlastní náklady, nejsou předmětem vypořádání mezi smluvními stranami v průběhu ani po skončení tohoto smluvního nájemního vztahu.

VII.
Odpovědnost za škodu a pojištění

1. Pronajimatel prohlašuje, že uzavřel pojistnou smlouvu na nemovitost jako celek, a to pouze na škody způsobené živelní událostí a na odpovědnost za škody, vyplývající z vlastnictví nemovitosti. Nájemce bere na vědomí, že případné škody, způsobené jeho činností, nejsou pojistnou smlouvou pronajimatele kryty.

2. Nájemce je povinen předcházet škodám, je povinen neprodleně sdělit pronajimateli veškeré závady nebo hrozící či již vzniklé škody, způsobené v předmětu nájmu. Nesplní-li nájemce uvedenou povinnost, nese odpovědnost za vzniklou škodu v plné výši.

3. Škody, způsobené na majetku pronajimatele nebo třetí osoby je nájemce povinen v přiměřené lhůtě odstranit na vlastní náklady.

VIII.
Skončení nájmu

1. Ke skončení nájmu dojde:

   - písemnou dohodou obou smluvních stran,
   - výpovědí jedné smluvní strany i bez udání důvodu s výpovědní lhůtou 3 měsíce, která počíná běžet prvním dnem měsíce následujícího po měsíci, ve kterém byla písemná výpověď druhé smluvní straně doručena
   - výpovědí ze strany pronajimatele z důvodu uvedeného v ust. čl. III. odst. 5., ust. čl. V. odst. 4. a ust. čl. VI. odst. 1. této smlouvy.

2. Nájemce je povinen nejpozději v poslední den doby trvání nájmu předat předmět nájmu pronajimateli vyklizený, čistý, bez odpadků a ve stavu, v jakém jej převzal, s přihlédnutím k běžnému opotřebení, včetně dodatečných změn, které provedl se souhlasem pronajimatele.

3. Pro předání a převzetí předmětu nájmu při skončení nájmu dle této smlouvy platí ust. čl. IV. odst. 4. obdobně.

4. Nesplní-li nájemce řádně a včas svou povinnost vyklidit a předat pronajimateli nejpozději v poslední den doby trvání nájmu jeho předmět ve smyslu ust. odst. 2. tohoto článku, je pronajimatel oprávněn vyúčtovat nájemci smluvní pokutu ve výši ,- Kč za každý den prodlení s vyklizením nebo předáním předmětu nájmu; smluvní pokuta je splatná na základě faktury vystavené pronajimatelem se splatností 30 dnů ode dne vystavení faktury; tím není dotčeno právo pronajimatele na náhradu škody vzniklé v důsledku uvedeného porušení smlouvy nájemcem

5. Je-li nájemce v prodlení s vyklizením a předáním předmětu nájmu delším než 15 dnů, je pronajimatel oprávněn po předchozím písemném upozornění nájemce vstoupit do předmětu nájmu a dosáhnout jeho vyklizení sám s tím, že náklady na vyklizení i případné skladování vyklizeného majetku bude účtováno k tíži nájemce.

IX.
Doručování

V případech, kdy je dle této smlouvy nebo dle obecně závazného právního předpisu třeba doručit zásilku druhé smluvní straně, považuje se za její doručení druhé smluvní straně den, kdy:

- byla zásilka druhé smluvní straně doručena osobně, nebo
- byla zásilka druhé smluvní straně doručena prostřednictvím držitele poštovní licence, nebo
- byla zásilka druhé smluvní straně doručena prostřednictvím kurýrní služby, nebo
- se doporučená zásilka odeslaná prostřednictvím držitele poštovní licence vrátila odesílateli jako nedoručená.

X.
Závěrečná ustanovení

1. Je-li nebo stane-li se některé ustanovení této smlouvy neplatné či neúčinné, nedotýká se to ostatních ustanovení této smlouvy, která zůstávají platná a účinná. Smluvní strany se v tomto případě zavazují dohodou nahradit ustanovení neplatné/neúčinné novým ustanovením platným/účinným, které nejlépe odpovídá původně zamýšlenému účelu ustanovení neplatného/neúčinného. Do té doby platí odpovídající úprava obecně závazných právních předpisů České republiky.

2. Obě smluvní strany prohlašují, že jim nejsou známé žádné skutečnosti, které by mohly tuto jimi uzavíranou smlouvu učinit neplatnou či neúčinnou vůči jakékoliv třetí osobě.

3. Veškeré změny a doplňky této smlouvy mohou být učiněny pouze formou písemných dodatků a nabývají platnosti dnem jejich podpisu oběma smluvními stranami.

4. Obě smluvní strany prohlašují, že obsah této smlouvy odpovídá projevu jejich vůle, který byl učiněn svobodně, vážně, určitě a srozumitelně a na důkaz toho připojují pod text této smlouvy své podpisy.



5. Obě smluvní strany sjednaly tyto níže specifikované přílohy, které jsou nedílnou součástí této smlouvy:
Příloha č. 1 – Detailní rozpis ceny nájmu a paušální ceny služeb
Příloha č. 2 – Provozní řád budovy
Příloha č. 3 – Rozsah drobných oprav a běžné údržby, hrazené nájemcem

6. Tato smlouva je vyhotovena ve čtyřech stejnopisech, z nichž každá smluvní strana obdrží po dvou vyhotoveních.

pronajimatel:
V Praze dne 8.12.2008

nájemce:
V Brně dne 8.12.2008

....
Svaz českých a moravských spotřebních družstev
Ing. Zdeněk Juračka
předseda

....
UtiliPoint, s.r.o.
Gary Michael Vasey

....
Svaz českých a moravských spotřebních družstev
Ing. Václav Pošík
místopředseda

Svaz českých a moravských
spotřebních družstev
U Rajské zahrady 3, 130 00 Praha 3

ke Smlouvě č. 1704/1 o nájmu nebytových prostor ze dne 8.12.2008
mezi

1. **Svaz českých a moravských spotřebních družstev**
   se sídlem Praha 3, U Rajské zahrady 3/1912,
   IČ: 00032743
   zapsaný v registru zájmových sdružení právnických osob, vedeném Magistrátem hlavního
   města Prahy pod č. registru 9/92
   zastoupený předsedou Ing. Zdeňkem Juračkou
   a místopředsedou Václavem Pošíkem
   jako pronajímatel na straně jedné (dále jen „pronajímatel")

a

2. **UtiliPoint, s.r.o.**
   se sídlem Brno, Františkánská 6, PSČ 602 00
   IČ: 283 05 728
   DIČ: CZ28305728
   zapsaný v obchodním rejstříku, vedeného Krajským soudem v Brně oddíl C, vložka 60039
   zastoupený jednatelem Gary Michael Vasey
   jako nájemce na straně druhé (dále jen „nájemce")

A. Výpočet úhrady nájemného

pronajaté prostory	m2	sazba Kč/m2/rok	celkem Kč
nebytové prostory (čajovna)	19.80	910,-	18.018,-
Celkem roční úhrada nájemného			18.018,-
DPH 19%			3.423,-
Celkem roční úhrada nájemného vč. DPH			21.441,-
Měsíční úhrada nájemného			1.502,-
DPH 19%			285,-
Měsíční úhrada nájemného vč. DPH			1.787,-

B. Výpočet úhrady služeb

Pronajaté prostory	m2	sazba Kč/m2/rok	celkem Kč
Nebytové prostory (čajovna)	19.80	1.030,-	20.394,-
Roční úhrada služeb			20.394,-
9% DPH (ze základu 8.158,- Kč)			734,-
19% DPH (ze základu 12.236,- Kč)			2.325,-
roční úhrada služeb vč. DPH			23.453,-
měsíční úhrada služeb			1.700,-
9% DPH (ze základu 680,- Kč)			61,-
19% DPH (ze základu 1.020,- Kč)			194,-
Celkem měsíční úhrada služeb vč. DPH			1.955,-



C. Rekapitulace

roční úhrada nájemného a služeb	38.412,-
měsíční úhrada nájemného a služeb	3.201,-
roční úhrada nájemného, služeb a DPH	44.894,-
měsíční úhrada nájemného, služeb a DPH	3.742,-

pronajímatel:
V Praze dne 8.12.2008

nájemce:
V Brně dne 8.12.2008

....
Svaz českých a moravských spotřebních družstev
Ing. Zdeněk Juračka
předseda

....
UtiliPoint, s.r.o.
Gary Michael Vasey

....
Svaz českých a moravských spotřebních družstev
Ing. Václav Pošík
místopředseda

Svaz českých a moravských
spotřebních družstev
U Rajské zahrady 3, 130 00 Praha 3

Provozní řád

budovy v ulici Františkánská 502/6 v Brně

Vlastník budovy: Svaz českých a moravských spotřebních družstev
U Rajské zahrady 3, Praha 3, tel. po – pá 7,00 – 15,30 hod 224106124

Správou pověřen: tel. po – pá 7,30 – 15,30 hod

1. Vstup do budovy a provozní doba

Vstup do budovy je zajištěn a povolen hlavním vchodem z ulice Františkánská 502/6.
Vstup je pro uživatele a návštěvníky volný v pracovní dny od 7,00 hod do 23,00 hod. Po
23,00 hod je každý uživatel povinen hlavní vchod do budovy uzamknout.

2. Stavební a jiné úpravy

Úpravy interiérů a jakékoliv jiné úpravy (stavební, přeložky telefonů, instalace faxů,
ISDN, INTERNET apod.) lze provádět pouze na základě žádosti uživatele potvrzené
písemným souhlasem vlastníka – majitele budovy. Případné požadavky na tyto úpravy
předkládejte písemně správci budovy.

3. Údržba a opravy

Všechny prostory a vybavení je třeba užívat tak, aby nedocházelo k jejich poškozování a
narušení provozu budovy. Zjištěné závady, které spadají do kompetence majitele budovy,
je třeba **neprodleně ohlásit** správci budovy.
Nájemce odpovídá za poškození prostor (příp. zařízení) způsobené jeho návštěvníky
v rámci jeho podnikatelské činnosti.

4. Kancelářský a jiný odpad

Veškerý odvoz odpadků si nájemce zajistí sám.
Odpad z popelníků je nutno ukládat do nehořlavých nádob odděleně od ostatních odpadků
tak, aby nedošlo ke vzniku požáru.

5. Úklid společných a pronajatých prostor

Úklid WC, schodišť a společných prostor včetně prostor k objektu přilehlých zajišťuje
vlastník objektu. Za pořádek a úklid v pronajatých nebytových prostorách vč.skladů,
odpovídá nájemce ve smyslu uzavřené nájemní smlouvy.

6. Protipožární a bezpečnostní opatření

V každém poschodí jsou umístěny požární a poplachové směrnice a situační schéma rozmístění hasební techniky. Každý nájemce je povinen seznámit pracovníky s rozmístěním a obsahem těchto vývěsek a odpovídá za to, že ve společných prostorách (chodby, schodiště, apod.) nebude rozmisťován a skladován nábytek a jiné předměty, které by bránily bezpečnému provozu budovy. Rovněž v pronajatých kancelářích a skladech nesmí být ukládány takové látky a věci (hořlaviny, výbušniny, apod.), které by ohrožovaly bezpečnost provozu budovy.

Za uzamykání kanceláří odpovídá nájemce a náhradní klíče musí být uloženy v zapečetěné obálce u správce budovy pro případ výjimečných událostí. Dále je zakázáno používat v kancelářích jakékoliv tepelné spotřebiče. Povoleny jsou pouze varné konvice s automatickým vypínáním.

V zájmu bezporuchového provozu budovy je nutné dodržovat zásadu, že instalaci elektrických spotřebičů s výkonem více jak 2000 W je nutné konzultovat se správcem budovy

7. Kontrola užívání budovy

Na požádání majitele nebo správce budovy umožní nájemce přístup do pronajatých prostor k provedení kontroly případně opravy trvalého zařízení budovy (např. el. instalace, oken, dveří, podlah, krytiny, tel. vedení, el. zásuvek apod.).

8. Případné úpravy provozního řádu budovy budou uživatelům včas oznámeny.

9. Provozní řád vydal Svaz českých a moravských spotřebních družstev, U Rajské zahrady 3, Praha 3. Provozní řád nabývá platnosti dnem 1. ledna 2009.

pronajimatel :
V Praze dne 8.12.2008

nájemce:
V Praze dne 8.12.2008



....
Svaz českých a moravských spotřebních
družstev
Ing. Zdeněk Juračka
předseda

....
UtiliPoint, s.r.o.
Gary Michael Vasey

....
Svaz českých a moravských spotřebních
družstev
Ing. Václav Pošík
místopředseda

Příloha č. 3

ke Smlouvě č. 1704/1 o nájmu nebytových prostor ze dne 8.12.2008

mezi

2. **Svaz českých a moravských spotřebních družstev**
se sídlem Praha 3, U Rajské zahrady 3/1912,
IČ: 00032743
zapsaný v registru zájmových sdružení právnických osob, vedeném Magistrátem hlavního města Prahy pod č. registru 9/92
zastoupený předsedou Ing. Zdeňkem Juračkou
a místopředsedou Václavem Pošíkem
jako pronajímatel na straně jedné (dále jen „pronajímatel")

a

2. **UtiliPoint, s.r.o.**
se sídlem Brno, Františkánská 6, PSČ 602 00
IČ: 283 05 728
DIČ: CZ28305728
zapsaný v obchodním rejstříku, vedeného Krajským soudem v Brně oddíl C, vložka 60039
zastoupený jednatelem Gary Michael Vasey
jako nájemce na straně druhé (dále jen „nájemce")

Rozsah drobných oprav a běžné údržby, zajišťované a hrazené nájemcem

1. Opravy jednotlivých vrchních částí podlah, opravy a výměna podlahových krytin a výměny prahů a lišt.

2. Opravy jednotlivých částí dveří a oken a jejich součástí, jejich nátěry, výměny vložek, zámků, kování, klik, rolet a žaluzií jsou-li součástí předmětu nájmu.

3. Výměny vypínačů, zásuvek, jističů, pojistek, zvonků, osvětlovacích těles, žárovek, zářivek, výbojek, elektrických vrátných včetně elektrických zámků, jsou-li součástí předmětu nájmu.

4. Výměny uzavíracích kohoutů u rozvodu plynu s výjimkou hlavního uzávěru.

5. Opravy uzavíracích armatur na rozvodech vody, výměny sifonů a lapačů tuku, jsou-li součástí předmětu nájmu.

6. Opravy měřičů tepla a teplé vody, jsou-li součástí předmětu nájmu.

7. Opravy vodovodních výtoků, zápachových uzávěrek, odsavačů par, digestoří, mísicích baterií, sprch, ohřívačů vody, bidetů, umyvadel, výlevek, dřezů, splachovačů, sporáků, vařičů, infrazářičů, kuchyňských linek, vestavěných a přistavěných skříní, jsou-li součástí předmětu nájmu, stejně jako výměny drobných součástí těchto předmětů.

8. Opravy, čištění, revize a případné tlakové zkoušky kamen na tuhá paliva, plyn a elektřinu, kotlů etážového topení na pevná, kapalná a plynná paliva, včetně uzavíracích a regulačních armatur a ovládacích termostatů etážového topení a radiátorů, jsou-li součástí předmětu nájmu, stejně jako výměny drobných součástí těchto předmětů.

9. Malování, včetně opravy omítek, tapetování, čištění podlah včetně podlahových krytin, obkladů stěn, čištění zanesených odpadů až ke stoupačce a vnitřní nátěry.

10. Další údržba a opravy výše neuvedené, které v jednotlivém případě nepřesáhnou částku 3.000,- Kč.

pronajimatel:

V Praze dne 8.12.2008



....
Svaz českých a moravských spotřebních
družstev
Ing. Zdeněk Juračka
předseda

nájemce:

V Brně dne 8.12.2008



....
UtiliPoint, s.r.o.
Gary Michael Vasey